Exhibit 99.1

VERSES Provides Q3 2024 Corporate Update

VANCOUVER, British Columbia, Oct. 07, 2024 — VERSES AI Inc. (CBOE:VERS) (OTCQX:VRSSF) (“VERSES’’ or the “Company”), a cognitive computing company specializing in next generation intelligent systems, provides a corporate update.

“As we work towards getting Genius into the hands of more developers and publish meaningful research that paves the way to our upcoming benchmarks, we believe that VERSES is well positioned to influence the direction of the AI industry,” said Gabriel René, CEO of VERSES.

“Recent commercial agreements, strategic funding and recognition by respected research firms like Gartner are signals that others share our vision and support our alternative approach to creating intelligent systems,” continued Mr. René. “Genius is a new class of software and the problems we’re tackling, along with their solutions, are as much logical as they are technological. We are now more clear and more focused than ever on how to deliver Genius and the benchmarks.”

Commercial Projects

VERSES recently entered into the first joint smart cities project with Analog, an edge computing company focused on seamlessly connecting people, places and things using smart sensors and mixed reality devices. This project is centered around taxi fleet management in Abu Dhabi with the objective of, utilizing Genius, to optimize fleet operations while minimizing congestion and emissions.

This pilot project is the first in a series of commercial projects that VERSES and Analog, both G42-funded companies, are in talks to develop together in Abu Dhabi with expected initial generated revenue for VERSES of approximately US$3,000,000. Leveraging Genius, future initiatives in Abu Dhabi intend to focus on projects in key sectors such as smart mobility, healthcare, and energy.

VERSES CEO Gabriel René and Analog CEO Alex Kipman recently conducted a webinar to discuss this agreement as well as their visions. The replay will be available on VERSES’ website.

Operations & Financial Updates

James Hendrickson was promoted to Chief Operating Officer to lead the internal organization to meet the staffing, operations, and financial initiatives that prepare VERSES for the future. Operations have already become more streamlined resulting in a 30% reduction in monthly costs and steps are being taken to prepare the Company for easier access to US investors and US markets.

Former Chair Jay Samit moved to an executive role with VERSES as Head of Global Partnerships and Michael Blum was announced as the new Independent Chair. Mr. Blum is a co-founder and president of Hedgeye Risk Management, a premier independent investment research house whose customer base advises more than $10 trillion in assets and operates in close to 100 countries. In 2014 Mr. Blum co-founded Firefly Space Systems which designed and developed space launch vehicles for small payloads working with, among others, NASA, DARPA and Boeing. Previously, Mr. Blum was the co-founder and chief operating officer of hedge fund Falconhedge Partners LLC. Prior to this, he spent seven years in Silicon Valley, including at Paypal, developing business and product strategy. Mr. Blum received his Bachelor of Arts in Economics and International Studies (honors) from Yale University.

Genius Rollout

VERSES began its Genius beta program earlier this year and is continuing to work with a targeted group of developers and expects the program to expand with new partners this quarter.

The Company also announced completion of a research collaboration with NASA Jet Propulsion Laboratory (JPL), which successfully demonstrated cross-platform interoperability between Digital Twin (DT) systems for lunar explorations. The project is part of a research phase of the Genius beta program. VERSES, in partnership with the Spatial Web Foundation, worked with JPL researchers to model data using Spatial Web standards with the objective of allowing government agencies, private sector aerospace entities, and universities, each having different technology stacks, to collaborate in a unified real-time simulation of the lunar surface.

Research & Benchmarks

VERSES research team led by Chief Scientist Dr. Karl Friston, published more than 25 papers in Q3, among which is a paper titled, “From pixels to planning: scale-free active inference,” which introduces an efficient alternative foundation to deep learning, reinforcement learning and generative AI called Renormalizing Generative Models (RGMs) that address foundational problems in artificial intelligence (AI), namely versatility, efficiency, explainability and accuracy, using a physics-based approach. RGMs are a versatile “universal architecture” that can be configured and reconfigured to perform many or potentially all of the same tasks as today’s AI but with far greater efficiency.

The paper describes how an RGM achieved 99.8% accuracy on a subset of the MNIST digit recognition task, a common benchmark in machine learning, using only 10,000 training images (90% less data than conventional testing). Sample and compute efficiency translates directly into cost savings and development speed for businesses building and employing AI systems.

This and other research lay the foundation for providing results against several industry benchmarks including the previously mentioned Atari 10k Challenge and Melting Pot Challenge.

Events

VERSES research presented 12 accepted papers at the International Workshop on Active Inference (IWAI), the largest conference dedicated to Active Inference, a field pioneered by VERSES Chief Scientist Professor Karl Friston. IWAI organizers informed the Company that attendance at the sold-out event increased by 40% year over year and the number of papers submitted increased by 70%, which indicates that Active Inference is gaining momentum among AI researchers1. Themes explored across the research include advancing the foundational capabilities and efficiencies of Active Inference, multi -agent systems, real-world applications, emotional and social intelligence, ethical and sustainable development as well as transparency and explainability.

At the Digital Twin Consortium in Chicago, Michael Wadden presented a keynote entitled “Digital Twin Interoperability for Lunar Exploration” based on the VERSES work with JPL.

1 https://iwaiworkshop.github.io

Spatial Web Protocol, Architecture and Governance Standards

On July 24, VERSES announced that the Institute of Electrical and Electronics Engineers Standards Association (IEEE-SA) P2874 working group voting members approved the Spatial Web standards: Hyperspace Modeling Language (HSML) and Hyperspace Transaction Protocol (HSTP).

The Spatial Web is a hyper-connected, ethically-aligned network of humans, machines, and intelligent systems. HSML and HSTP provide standard formats for structuring multidimensional information in a unified format that includes the rules, requirements and restrictions that govern how AI and related systems can interact. The final steps before IEEE publication later this year include addressing comments from the non-approval votes and verification by a review committee. Future plans for the working group is expected to include developing reference implementations and exploring governance requirements for various industries. Genius will be the first product to support the Spatial Web standards.

Gartner

VERSES was recognized in Gartner’s “2024 Hype Cycle for Artificial Intelligence” report. Listed in the section of the report titled “First-Principles AI (FPAI),” the report states that First Principles AI is “Transformational” and “On the rise”. In the discussion of “Why this is Important”, the report states that “FPAI instills a more reliable representation of the context and the physical reality, yielding more adaptive systems. This leads to reduced training time, improved data efficiency, better generalization, and greater physical consistency.”

According to the “Business Impact” section of the report, “FPAI helps train models with fewer data points and accelerates the training process, helping models converge faster to optimal solutions. It improves the generalizability of models to make reliable predictions for unseen scenarios, including applicability to nonstationary systems, and enhances transparency and interpretability, boosting trustworthiness.”

About VERSES

VERSES is a cognitive computing company building next-generation intelligent software systems modeled after the wisdom and genius of Nature. Designed around first principles found in science, physics and biology, our flagship product, Genius™, is a toolkit for developers to generate intelligent software agents that enhance existing applications with the ability to reason, plan, and learn. Imagine a Smarter World that elevates human potential through technology inspired by Nature. Learn more at verses.ai, LinkedIn and X.

On behalf of the Company

Gabriel René, Founder & CEO, VERSES AI Inc.

Press Inquiries: press@verses.ai

Investor Relations Inquiries

U.S., Matthew Selinger, Partner, Integrous Communications, mselinger@integcom.us 415-572-8152

Canada, Leo Karabelas, President, Focus Communications, info@fcir.ca 416-543-3120

Cautionary Note Regarding Forward-Looking Statements

When used in this press release, the words “estimate”, “project”, “belief”, “anticipate”, “intend”, “expect”, “plan”, “predict”, “may” or “should” and the negative of these words or such variations thereon or comparable terminology are intended to identify forward-looking statements and information. Although VERSES believes, in light of the experience of their respective officers and directors, current conditions and expected future developments and other factors that have been considered appropriate, that the expectations reflected in the forward-looking statements and information in this press release are reasonable, undue reliance should not be placed on them because the parties can give no assurance that such statements will prove to be correct. The forward-looking statements and information in this press release include, among other things, statements regarding the expectation that the joint smart cities project with Analog will generate approximately US$3,000,000 in revenue; that future initiatives in Abu Dhabi intend to focus on projects in key sectors such as smart mobility, healthcare, and energy; that the Company’s beta partnership program is expected to expand with new partners this quarter; that future plans for the Spatial Web related working group is expected to include developing reference implementations and exploring governance requirements for various industries.

There are risks and uncertainties that may cause actual results to differ materially from those contemplated in those forward- looking statements and information. In making the forward-looking statements in this news release, the Company has applied various material assumptions. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. There are a number of important factors that could cause VERSES actual results to differ materially from those indicated or implied by forward-looking statements and information. Such factors include, among others: that the joint smart cities project with Analog will generate approximately US$3,000,000 in revenue; that future initiatives in Abu Dhabi will focus on projects in key sectors such as smart mobility, healthcare, and energy; that the Company’s beta partnership program will expand with new partners this quarter; that future plans for the Spatial Web related working group will include developing reference implementations and exploring governance requirements for various industries. The Company undertakes no obligation to comment on analyses, expectations or statements made by third parties in respect of its securities or its financial or operating results (as applicable).

Additionally, forward-looking statements involve a variety of known and unknown risks, uncertainties and other factors which may cause the actual plans, intentions, activities, results, performance or achievements of the Company to be materially different from any future plans, intentions, activities, results, performance or achievements expressed or implied by such forward-looking statements. Such risks include, without limitation: that the joint smart cities project with Analog will not generate approximately US$3,000,000 in revenue or any at all; that future initiatives in Abu Dhabi will not focus on projects in key sectors such as smart mobility, healthcare, and energy; that the Company’s beta partnership program will not successfully expand with new partners this quarter or at all; that future plans for the Spatial Web related working group will not include developing reference implementations and exploring governance requirements for various industries. VERSES cautions that the foregoing list of material factors is not exhaustive. When relying on VERSES’ forward-looking statements and information to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. VERSES has assumed that the material factors referred to in the previous paragraph will not cause such forward-looking statements and information to differ materially from actual results or events. However, the list of these factors is not exhaustive and is subject to change and there can be no assurance that such assumptions will reflect the actual outcome of such items or factors. The forward-looking information contained in this press release represents the expectations of VERSES as of the date of this press release and, accordingly, are subject to change after such date. VERSES does not undertake to update this information at any particular time except as required in accordance with applicable laws.

This news release also contains future-oriented financial information and financial outlook information (collectively, “FOFI”) as defined under Canadian securities laws, prepared by Verses’ management about Verses’ reasonably estimated prospective revenue which is subject to the same assumptions, risks factors, limitations and qualifications set forth in the above paragraphs. Readers are cautioned that FOFI are not guarantees of future performance, and should not be considered as such, since actual results may differ materially from those expressed in FOFI. Verses and its management believe that FOFI has been prepared on a reasonable basis, reflecting management’s best estimates and judgements. FOFI contained in this news release were made as of the date of this news release and is provided for the purpose of describing the belief of Verses’ management of the anticipated revenue from the joint smart cities project with Analog.

As a result, there can be no assurance that forward-looking information or FOFI will prove to be accurate, as actual results and future events could differ materially from those anticipated in this news release. Accordingly, readers should not place undue reliance on the forward-looking information or FOFI contained in this news release. Verses does not undertake any obligation to publicly update or revise any forward-looking information or FOFI other than as required under applicable securities laws.